1731 Embarcadero Road. Suite 200 Palo Alto, CA 94303

May 4, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	GigCapital3, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed April 30, 2020 File No. 333-236626

Dear Mr. Dougherty:

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, GigCapital3, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as amended, be accelerated so that the Registration Statement becomes effective at 5:00 p.m. Eastern Daylight Time on May 5, 2020, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours, GIGCAPITAL3, INC.

By:	/s/ Dr. Avi S. Katz
Dr. Avi S. Katz Chief Executive Officer, President, and Executive Chairman of the Board

cc:	Jeffrey C. Selman Renée C. Delphin-Rodriguez Edward F. Petrosky Michael P. Heinz